SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of January 2007

Commission File Number 000-20181

Sapiens International Corporation N.V.
(translation of registrant’s name into English)

c/o Landhuis Joonchi

Kaya Richard J. Beaujon z/n
P.O. Box 837

Willemstad
Curaçao, Netherlands Antilles
(599) (9) 7366277
(address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2 (b) under the Securities Exchange Act of 1934

Yes ___  No  X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_______________.

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SAPIENS REPORTS CHANGES IN BOARD OF DIRECTORS

CARY, N.C. – January 4, 2007 – Sapiens International Corporation N.V. (NASDAQ and TASE: SPNS), a global provider of insurance technology solutions, announced today changes in its Board of Directors, which reflect the acquisition by Emblaze Ltd (LSE: BLZ.L), on November 20, 2006, of the controlling interest in Formula Systems (1985) Ltd. (NASDAQ: FORTY and TASE: FORT), the controlling shareholder of Sapiens.

Mr. Eli Reifman, Co-Founder and Vice-Chairman of Emblaze, and Mr. Guy Bernstein, Chief Executive Officer of Emblaze, were appointed as new members of the Board of Directors.

Mr. Dan Goldstein, Chairman and CEO of Formula Vision Technologies (TASE: FVT) stepped down from the Board of Directors.

Mr. Eli Reifman replaced Mr. Ron Zuckerman as Chairman of the Board of Directors.  Mr. Zuckerman will remain on the Board of Directors.

Guy Bernstein, CEO of Emblaze Ltd. commented "our entry into the Board of Directors of Sapiens represents our strong belief in Sapiens and in its future.  We recognize the potential of its product offering, its experienced and skilled management and employees and its worldwide customer base.  Sapiens has shown continued improved results and experienced two consecutive quarters of significant operational improvement. We are encouraged and believe that Sapiens' future is promising."

In other changes, United International Trust N.V. replaced Fortis Intertrust (Curacao) NV as a member of the Board of Directors, and Mr. Bernstein replaced Mr. Zuckerman as a member of the Compensation Committee.

The changes in the Board of Directors became effective January 1, 2007.

FOR ADDITIONAL INFORMATION:

Elior Brin Chief Financial Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com	Roni Al-Dor Chief Executive Officer Sapiens International Tel: +972-8-938-2934 E-mail: IR.Sapiens@sapiens.com

About Sapiens International

Sapiens International Corporation N.V. (Nasdaq and TASE: SPNS), a member of Formula Group (Nasdaq: FORTY and TASE: FORT), is a leading global provider of proven IT solutions that modernize business processes and enable insurance organizations to adapt quickly to change. Sapiens' innovative solutions are widely recognized for their ability to cost-effectively align IT with the business demands for speed, flexibility and efficiency. Sapiens operates through its subsidiaries in North America, the United Kingdom, EMEA and Asia Pacific, and has partnerships with market leaders such as IBM and EDS. Sapiens' clients include AXA, Liverpool Victoria, Norwich Union, OneBeacon, Principal Financial Group, Prudential, ING, and Occidental Fire & Casualty among others. For more information, please visit http://www.sapiens.com.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Sapiens International Corporation N.V.

(Registrant)

Date:  January 4, 2007

By:

/s/  Andrew Treitel

Andrew Treitel

General Counsel and Corporate Secretary